Exhibit 99.1

Rail Vision Announces Pricing of $6.0 Million Registered Direct and Private Placement Offerings

Ra’anana, Israel, May 10, 2023 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), a development stage technology company seeking to revolutionize railway safety and the data-related market, today announced that it has entered into definitive agreements with investors for the purchase and sale of 3,947,368 shares and/or pre-funded warrants in a registered direct offering. In a concurrent private placement, the Company also agreed to issue to the same investors a total of 3,947,368 warrants, each to purchase one ordinary share at an exercise price of $0.84 per share. The private placement warrants will be exercisable upon issuance and will have a 5-year term from the initial exercise date. The transactions are expected to close on or about May 11, 2023, subject to the satisfaction of customary closing conditions.

In a concurrent private placement, the Company issued an aggregate of 3,947,368 ordinary shares and 3,947,368 5-year warrants exercisable at $0.84 per share to Knorr-Bremse Rail Vehicle Systems, part of Knorr-Bremse AG (KBX.DE) and the largest shareholder of Rail Vision. Knorr-Bremse is the global market leader for braking systems and a leading supplier of other mission-critical systems for rail and commercial vehicles. The Knorr-Bremse private placement is expected to close following approval of such transaction by the Rail Vision shareholders, subject to the satisfaction of customary closing conditions.

In all transactions, the purchase price of one share and one 5-year warrant is $0.76; the purchase price of one pre-funded warrant and one 5-year warrant is $0.759, with an exercise price per pre-funded warrant of $0.001. The aggregate gross proceeds to the Company of all transactions are expected to be approximately $6.0 million.

Aegis Capital Corp. is acting as the Exclusive Placement Agent.

The registered direct offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-271068) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on April 19, 2023. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

The offer and sale of the securities in the private placement are being made in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The securities were offered only to accredited investors. Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the SEC covering the resale of the ordinary shares and the shares issuable upon exercise of the pre-funded warrants and warrants.

Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

About Knorr-Bremse

Knorr-Bremse (ISIN: DE000KBX1006, ticker symbol: KBX) is the global market leader for braking systems and a leading supplier of other safety-critical rail and commercial vehicle systems. Knorr-Bremse’s products make a decisive contribution to greater safety and energy efficiency on rail tracks and roads around the world. About 31,600 employees at over 100 sites in more than 30 countries use their competence and motivation to satisfy customers worldwide with products and services. In 2022, Knorr-Bremse’s two divisions together generated revenues of € 7.1 billion. For more than 115 years the company has been the industry innovator, driving innovation in mobility and transportation technologies with an edge in connected system solutions. One of Germany’s most successful industrial companies, Knorr-Bremse profits from the key global megatrends of urbanization, sustainability, digitalization, and mobility.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the closing of the offerings. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Rail Vision’s ability to increase sales and revenue, its burn rate, and its ability to continue as a going concern. To date, the Company has not generated significant revenues from activities and has incurred substantial operating losses. Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. The Company’s management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available. The report of the Company’s independent registered public accounting firm on its audited financial statements as of and for the year ended December 31, 2022, contains an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com